03038832

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

NOV 21 2003

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 11/21/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-110283
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
NOV 24 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, ____________________, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Senior Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, _____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

CMO Desk

Deal Summary Report WFMBS03-15BBG 30 year 4.8's

Date:10/08/2003 16:27:44
Closing Date:11/28/2003
First Pay:12/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 30 year Pricing Speed: 250 PSA
WAC:4.98 WAM:178.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
PT2	127,970,667.00	4.75000	12/03- 9/18	4.78		0.00						32.75
PT1	127,970,666.00	5.00000	12/03- 9/18	4.78		0.00						32.75
PT3	127,970,667.00	4.50000	12/03- 9/18	4.78		0.00						32.75
B1	6,838,128.00	4.75000	12/03- 9/18	7.38		0.00			"Sub. Bond, 1.75 percen			1.75
Tot: 4	390,750,128	4.75000		4.83								

Collateral

Type	Bal (MM)	Coup	Prepay	WAM	Age	AcrInt (M)	WAC
WHOLE	390.750	4.750	PSA 250	178	2	1392.047	4.980
# 1	390.750	4.7500		178.0	2.0	1392.047	

Yield Curve

Yr
Yld

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg 66 <GO> WFMBS 2003-15 PT2 4.75% LEGAL MTY N/A ADV:<PAGE>

BCC0CRFL5 CMO: NO Notes 88 <Go>

65 <GO> 4.980(178)2 WAC(WAM)AGE ASSUM

ASSUMED	11/28/03: 127,970,667	next pay 12/25/03 (monthly)	30/360 Cashflows
collateral	11/ 1/03: 127,970,667	rcd date 11/30/03 (24 Delay)	created 10/ 9/03 1stProj 12/25/03
-NO History-	factor 1.000000000000	accrual 11/ 1/03-11/30/03	ASSUMED collateral

11/28/03 QUOTED

YIELD TABLE

Px	250	100	200	300	400		
Vary PRICE 32	250 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA

DEAL: * Information is preliminary and subject to change.

100	4.718	4.737	4.724	4.711	4.698		
AvgLife	4.78	6.54	5.27	4.36	3.70		
Mod Dur	3.99	5.24	4.35	3.69	3.20		
DateWindow	12/03- 9/25/18	12/03- 9/25/18	12/03- 9/25/18	12/03- 9/25/18	12/03- 9/25/18		
Spread I	+170/AL	+132/AL	+157/AL	+186/AL	+212/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 16:46						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.02	1.76	2.29	3.10	4.13	4.99

3y 100-30+ 5y 101-8

Format# 1-YT